

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

Via E-mail
M. Truman Hunt
Chief Executive Officer
Nu Skin Enterprises, Inc.
75 West Center Street
Provo, UT 84601

> **Re:** **Nu Skin Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-12421**

Dear Mr. Hunt:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Liquidity and Capital Resources, page 62

1.   We note your disclosure that approximately 88% of 2011 revenues came from markets outside the United States. Considering the significance of your foreign operations, please provide us draft disclosure to be included in future filings that addresses the following:

- The amount of foreign cash and cash equivalents at each balance sheet date;

- the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including the US Dollar. Please explain the implications of any such restrictions on your liquidity; and

- a description of how you satisfy the cash needs of your domestic operations and your plans for undistributed earnings of foreign subsidiaries.

Item 8.   Financial Statements and Supplementary Data, page 70

Notes to Consolidated Financial Statements, page 75

Note 2.   Summary of Significant Accounting Policies, page 75

Revenue Recognition, page 76

2.   You discuss on page 49 that you continue to promote your product subscriptions and loyalty programs that provide incentives for customer to commit to buying a specified amount on a monthly basis. You further state that 56% of your revenues were derived from subscription orders. Please provide draft disclosure to be included in future filings that address the following:

- The nature and terms of your subscription and loyalty programs, including your return policy, payment terms and cancellation policy;

- The nature of the incentive involved in these programs and whether or not the products are sold at a deeper discount than the wholesale price provided to your distributors;

- the amount of returns you receive under these programs; and

- the method of accounting for the revenue recognized and costs associated with these programs and reference to the authoritative guidance that supports your accounting treatment.

Note 19.   Segment Information, page 97

3.   We note you disclose that you operate in a single operating segment and you state that you do not use profitability reports on a regional or divisional basis for making business decisions. Although you do not use these reports, you make reference on page 50 in Management's Discussion and Analysis that your margins vary from product to product and "are higher in some markets such as Japan." Please explain why margins are higher in Japan and whether knowledge of this information influences or results in allocations of resources. We further note your business model in China results in a different distribution model of retail stores and that China requires that the company manufacture

the bulk of the products distributed in China. You disclose on page 50 that "gross profit may fluctuate as a result of changes in the ratio of self-manufactured products and products sourced from third party suppliers." Please tell us how you considered the above items when identifying your operating and reporting segments in accordance with ASC 280-10-50. Please also provide us with a courtesy copy of the financial package used by the chief operating decision maker to assess performance and allocate resources to support the assertions in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve S. Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining